Beacon Roofing Supply, Inc.

505 Huntmar Park Drive, Suite 300

Herndon, Virginia 20170

March 18, 2016

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

Attention: Pamela Long, Assistant Director

Re:	Beacon Roofing Supply, Inc.
Registration Statement on Form S-4
Initially Filed February 16, 2016
File No. 333-209548

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Beacon Roofing Supply, Inc., a Delaware corporation (the “Company”), hereby requests that its Registration Statement on Form S-4 (File No. 333-209548) (the “Registration Statement”) be declared effective at 4:00 p.m., Washington, D.C. time, on March 21, 2016, or as soon thereafter as practicable. The undersigned hereby acknowledges on behalf of the Company that:

•	should the Securities and Exchange Commission (the “Commission”) or the Commission’s staff (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, BEACON ROOFING SUPPLY, INC.

By:	/s/ Ross D. Cooper
Name: Ross D. Cooper
Title: Executive Vice President, General Counsel and Secretary